UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  TRC Companies, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  872-625-108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

Sven B. Karlen, Jr., Grandview Partners, L.P., Two International
       Place, 24th Floor, Boston, MA  02110 (617) 856-8877

     (Date of Event which Requires Filing of this Statement)

                         August 7, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872-625-108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Sven B. Karlen, Jr.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:

         425,000

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         425,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         425,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.4%

14. Type of Reporting Person

         IN

Item 1.  Security and Issuer

         This statement relates to shares of common stock (the
         "Common Stock") of TRC Companies, Inc. ("TRC"). TRC's principal executive office is located at 5 Waterside
         Crossing, Windsor, Connecticut, 06095.

Item 2.  Identity and Background

         This statement is being filed by Sven B. Karlen, Jr. (the "Reporting Person"). The Reporting Person is the sole general partner of Grandview Partners, L.P. and is the sole managing general partner of Svenvest Partners L.P. (together, the "Partnerships"). The address of the Reporting Person and the Partnerships is Two International Place, 24th Floor, Boston, Massachusetts, 02110.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof the Reporting Person is deemed to beneficially own 425,000 shares of TRC's Common Stock. All 425,000 shares are held by the Partnerships over which the Reporting Person has investment discretion. The 425,000 shares were purchased in open market transactions at an aggregate cost of $2,136,058. The funds for the purchase of the Common Stock held by the Partnerships have come from each Partnership's own funds. Certain of the shares deemed to be beneficially owned by the Reporting Person are held in commingled margin accounts maintained with Montgomery Securities, Auerbach, Pollak and Richardson, Inc. and Spear, Leeds & Kellogg, which from time to time have debit balances. Because other securities are held in such accounts it is impracticable to determine the amount borrowed, if any, with respect to the shares of Common Stock purchased.

Item 4.  Purpose of Transaction

         The shares of Common Stock deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes.

         The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof the Reporting Person is deemed to be the beneficial owner of 425,000 shares of TRC's common stock. Based on TRC's most recently filed
         Form 10-Q, as of March 31, 1997 there were 6,688,102 shares of TRC's Common Stock outstanding. Therefore, the Reporting Person is deemed to beneficially own 6.4% of the outstanding shares of TRC's Common Stock. The Reporting Person has the sole power to vote, direct to vote, dispose of or direct the disposition of all the shares of TRC Common Stock that he currently beneficially owns.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of TRC.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of TRC that were effected by the Reporting Person during the 60 days prior to August 7, 1997 through the date of this filing.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 27, 1997
____________________________
Date


/s/ Sven B. Karlen, Jr.
____________________________
Signature






































                                5
00188001.AF4

                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date              Shares Acquired        Commission)        Value
____              _______________      _______________      _____

8/7/97                 68,100              $3.3209        $226,153

8/11/97                39,200              $3.425         $134,260

8/12/97                 3,600              $3.55           $12,780

8/13/97                 7,000              $4.0868         $28,607

8/14/97                 3,600              $4.06           $14,616

8/15/97                23,500              $4.185          $98,348

8/18/97                 2,000              $4.3725          $8,745

8/19/97                 2,500              $4.25           $10,625





























00188001.AF4